UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ARCO PLATFORM LIMITED

(Name of Issuer)

Class A common shares, par value $0.00005 per share

(Title of Class of Securities)

G04553106

(CUSIP Number)

Oto Brasil de Sá Cavalcante

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP, 01412-100

Brazil

With a copy to:
Manuel Garciadiaz

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04553106

1	NAME OF REPORTING PERSON OSC Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 19,103,363 (2)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 19,103,363 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,103,363 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.1% (3)(4)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	This Schedule 13D is not being filed as a result of any particular acquisition or disposition of Class A Common Shares by the Reporting Persons.

(2)	Consists of 19,103,363 Class B common shares held of record by OSC Investments Ltd., a company controlled by Oto Brasil de Sá Cavalcante. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(3)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 38,525,716 Class A common shares outstanding (based on information provided by the Issuer as of February 2, 2023) and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(4)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this Schedule 13D.

CUSIP No. G04553106

1	NAME OF REPORTING PERSON Oto Brasil de Sá Cavalcante
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 19,103,363 (2)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 19,103,363 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,103,363 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.1% (3)(4)
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)	This Schedule 13D is not being filed as a result of any particular acquisition or disposition of Class A Common Shares by the Reporting Persons.

(2)	Consists of 19,103,363 Class B common shares held of record by OSC Investments Ltd., a company controlled by Oto Brasil de Sá Cavalcante. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(3)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 38,525,716 Class A common shares outstanding (based on information provided by the Issuer as of February 2, 2023) and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(4)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this Schedule 13D.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D of OSC Investments Ltd. and Oto Brasil de Sá Cavalcante (together, the “Reporting Persons”, and each, a “Reporting Person”) initially filed with the Securities and Exchange Commission on December 2, 2022, as amended by Amendment No. 1 filed on January 11, 2023 (as so amended, the “Schedule 13D”), with respect to the Class A common shares, par value $0.00005 per share (the “Class A Common Shares”), of Arco Platform Limited, a Cayman Islands exempted company incorporated with limited liability (the “Issuer”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On April 30, 2023, following price negotiations between the financial advisor to the Special Committee of the Board of Directors of the Issuer (the “Special Committee”), General Atlantic L.P. (“General Atlantic”) and Dragoneer Investment Group, LLC (“Dragoneer” and, together with General Atlantic, the “Bidders”), the Bidders, Ari de Sá Cavalcante Neto and Oto Brasil de Sá Cavalcante (together, the “Bidding Group”) sent a revised non-binding proposal (the “Revised Proposal Letter”) to the Special Committee increasing the price per share that the Bidders are proposing to pay for all Class A common shares not beneficially owned by the Bidding Group to US$13.00 per share in cash (the “New Proposed Transaction”). Based on recent discussions among the Special Committee, the Bidders and their advisors, the Special Committee has agreed to negotiate definitive agreements. No assurance can be made that a transaction will be consummated on the terms set forth in the Revised Proposal Letter, or at all, and the Bidding Group's New Proposed Transaction remains subject to completion of confirmatory due diligence, execution of definitive documentation and other customary conditions. The Founders have not participated or been engaged in any discussions related to the purchase price proposed by the Bidders, nor have the Founders provided any input or expressed any opinion regarding any price. A copy of the Revised Proposal Letter is attached at Exhibit 4 hereto and incorporated by reference herein.

On April 30, 2023, the Bidding Group entered into an amendment to the Joint Bidding Agreement (the “JBA Amendment”). Pursuant to the JBA Amendment, the Bidding Group agreed that the Joint Bidding Agreement shall terminate upon the later of (i) May 29, 2023, provided that at least one party has given 5 calendar days prior written notice of termination, and (ii) in the event that a definitive investment agreement is entered into with the Issuer, the consummation of the transactions contemplated thereunder. If no party provides notice of termination at least 5 calendar days prior to May 29, 2023 and the Transaction has not been consummated, the Joint Bidding Agreement automatically renews for a 30-day period and for successive 30-day periods thereafter at the expiration of each 30-day extension period provided no party has given notice of termination at least 5 days prior to expiration of such 30-day extension period (if such notice is given, the Joint Bidding Agreement will terminate upon the expiration of such 30-day extension period). The JBA Amendment is attached at Exhibit 5 hereto and incorporated by reference herein. The Joint Bidding Agreement remains otherwise unchanged.

The Reporting Persons do not intend to update additional disclosures regarding the Proposal (as modified by the above disclosure) unless and until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated November 30, 2022, by and between ASCN Investments Ltd. and Ari de Sá Cavalcante (previously filed)

Exhibit 2:

Joint Bidding Agreement, dated as of November 30, 2022, by and among General Atlantic L.P., Dragoneer Investment Group, LLC, Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto (previously filed)

Exhibit 3:	Non-Binding Indication of Interest to the Board of Directors of Arco Platform Limited, dated November 30, 2022 (previously filed)

Exhibit 4:	Non-Binding Indication of Interest to the Special Committee of Arco Platform Limited, dated April 30, 2023

Exhibit 5:	Amendment of Joint Bidding Agreement, dated April 30, 2023, by and among General Atlantic L.P., Dragoneer Investment Group, LLC, Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2023

OSC INVESTMENTS LTD.

By:	/s/ Oto Brasil de Sá Cavalcante
Name:	Oto Brasil de Sá Cavalcante
Title:	Director

/s/ Oto Brasil de Sá Cavalcante
Oto Brasil de Sá Cavalcante